Exhibit 2(c)

                        SCUDDER INTERNATIONAL FUND, INC.

     On December 12, 1991, the Directors of the Fund adopted the following amending the By-Laws of the Fund:

          RESOLVED, that pursuant to the provisions of Article VII of the Fund's By-Laws, Section 10 of Article II of the Fund's By-Laws is hereby amended to read in its entirety as follows (additions have been underlined):

                                   ARTICLE II

                               BOARD OF DIRECTORS

               SECTION 10. Notice of Special Meetings. Notice of each special meeting of the Board of Directors shall be given by the Secretary as hereinafter provided. Each notice shall state the date, time and place of the meeting and shall be delivered to each Director, either personally or by telephone or other standard form of telecommunication, at least 24 (twenty-four) hours before the time at which the meeting is to be held, or by first-class mail, postage prepaid, addressed to the Director at his residence or usual place of business, and mailed at least 2 (two) days before the day on which the meeting is to be held, or delivered to him personally or transmitted by telegraph, cable or other communication leaving a visual record at least one day before the meeting.